COREFUNDS, INC.
                                DISTRIBUTION PLAN

                           Class B - Individual Shares

                  WHEREAS, CoreFunds, Inc. (the "Fund") is engaged in business as a diversified, open-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"); and

                  WHEREAS, the Directors of the Fund have determined that there is a reasonable likelihood that the following Distribution Plan will benefit the Fund and the owners of shares of the series designated as "Series C" in each portfolio of the Fund, and such other portfolios of the Fund as may add a Series C (the "Class B Portfolios") and listed on Schedule A attached hereto;

                  NOW, THEREFORE, the Directors of the Fund have adopted this distribution plan pursuant to Rule 12b-1 under the 1940 Act.

                  1. The Plan. This Plan (the "Plan") is a written plan as described in Rule 12b-1 (the "Rule") under the 1940 Act. Other capitalized terms herein have the meaning given to them in the Fund's prospectus.

                  2. Payments Authorized. SEI Investments Distribution Co. ("SEI Distribution") is authorized, pursuant to this Plan, to accept payments made to it under the Distribution Plan and to make payments on behalf of the Fund to any Shareholder Servicing Agent with which it has entered into a shareholder servicing agreement or to any Participating Broker/Dealer with which it has entered into a broker agreement.

                  The Fund will pay SEI Distribution a fee, calculated on an average daily net basis and paid monthly, for each Portfolio at the annual rate specified on Schedule A detailed hereto, which fee SEI Distribution is authorized to use to pay as service payments to certain securities broker/dealers and financial institutions which enter into shareholder servicing agreements or dealer agreements (collectively, the "Service Agreements") with SEI Distribution. Under these Service Agreements, the securities broker/dealers and financial institutions will provide shareholder servicing administrative services, including such services as: (i) establishing and maintaining customer accounts and records; (ii) aggregating and processing purchase and redemption requests from customers and placing net purchase and redemption orders with SEI Distribution; (iii) automatically investing customer account cash balances; (iv) providing periodic statements to their customers; (v) arranging for bank wires;
(vi) answering routine customer inquiries concerning their investments in the shares offered in connection with this Plan and related distribution agreement;
(vii) assisting customers in changing dividend options, account designations and addresses; (viii) performing sub-accounting functions; (ix) processing dividend payments from the Fund on behalf of customers; (x) forwarding certain shareholder communications from the Fund (such as proxies, shareholder reports and dividend, distribution and tax notices) to customers; and (xi) providing such other similar services as may be reasonably requested to the extent they are permitted to do so under applicable statutes, rules and


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regulations. The actual fee paid to a securities broker/dealer or financial institution will be based upon the extent and quality of the services provided.

                  3. Other Distribution Resources. SEI Distribution is a party to a Distribution Agreement with the Fund pursuant to which SEI Distribution has undertaken to act as the underwriter of the Fund's shares. SEI Distribution will report to the Board of Directors on its distribution activities on an annual basis at the time of the review of its Distribution and Administration Agreements with the Fund.

                  4. Reports. While this Plan is in effect, SEI Distribution shall report in writing at least quarterly to the Fund's Board of Directors, and the Board shall review, the following: (i) the amounts of all payments under
Section 2 of the Plan, the identity of the recipients of each such payment; (ii) the basis on which the amount of the payment to such recipient was made; and
(iii) the amounts of expenses authorized under this Plan and the purpose of each such expense, in each case during the preceding calendar or fiscal quarter.

                  5. Effectiveness, Continuation, Termination and Amendment. This Plan has been approved (i) by a vote of the Board of Directors of the Fund and of a majority of the Directors who are not interested persons (as defined in the 1940 Act), cast in person at a meeting called for the purpose of voting on this Plan; and (ii) will be approved by a vote of holders of at least a majority of the outstanding voting securities (as defined in the 1940 Act) of any of the Fund's portfolios (or, where applicable, classes) to which this Plan is applicable. This Plan shall, unless terminated as hereinafter provided, continue in effect from year to year only so long as such continuance is specifically approved at least annually by the vote of the Fund's Board of Directors and by the vote of a majority of the Directors of the Fund who are not interested persons (as defined in the 1940 Act), cast in person at a meeting called for the purpose of voting on such continuance. This Plan may be terminated at any time by a vote of a majority of the Directors who are not interested persons (as defined in the 1940 Act) or by the vote of the holders of a majority of the Fund's outstanding voting securities (as defined in the 1940 Act). This Plan may not be amended to increase materially the amount of payments to be made without shareholder approval, as set forth in (ii) above, and all amendments must be approved in the manner set forth under (i) above.



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                                 COREFUNDS, INC.

                                   SCHEDULE A
                              TO DISTRIBUTION PLAN
                                SEPTEMBER 4, 1997

         Subject to any limitations imposed by Section 2830 of the NASD's Conduct Rules, the Distributor shall receive Rule 12b-1 fees, which shall be paid on a monthly basis. These fees will be calculated based on the annual rate set forth below, as applied to the average daily net assets of the respective Portfolios.

Portfolio                          Class of Shares               Fee
---------                          ---------------               ---

Growth Equity                               B                   1.00%
Core Equity                                 B                   1.00%
Equity Index                                B                   1.00%
Special Equity                              B                   1.00%
International Growth                        B                   1.00%
Balanced                                    B                   1.00%
Cash Reserve                                B                   1.00%


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